PINE VALLEY MINING COMMENCES
DRILL PROGRAM TO DEVELOP
ADDITIONAL COAL RESERVES

VANCOUVER, BRITISH COLUMBIA, May 3, 2005 – Pine Valley Mining Corporation (TSX-VE: PVM; OTCBB: PVMCF) (the “Company” or “Pine Valley”) announced today the initiation of a drill program to further develop reserves at the Pine Pass coal deposit, located approximately 12 kilometres by road from Pine Valley’s coal processing and rail loading facilities at the Willow Creek mine. The purpose of the drill program is to define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

A budget of $2,750,000 has been allocated for Phase I of the drill program that will include approximately 50 drill holes to define the extent of five metallurgical coal seams. The coal seams typically range in true thickness from approximately 0.5m to 4.0m however the seams are known to increase in thickness up to 16.0m. Subject to successful Phase I drill results, the Company expects to proceed with Phase 2 drilling for completion by the Fall.

Pine Valley’s Willow Creek coal mine began commercial mining operations in August 2004. The Company has a planned exploration program in 2005 designed to progress the development of reserves in Pine Pass and two other partially defined deposits within Company held coal leases. The Company is focussing on Pine Pass initially as it believes that this deposit has the greatest potential to expand the currently identified reserves and bring a mine into production on a fast track basis. In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which also lie less than 12 kilometres by road from Pine Valley’s coal processing and rail loading facilities.

The Company recently filed a permit amendment application with the British Columbia provincial government regulators requesting an increase to the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year based only on the Willow Creek reserve. The intent of the exploration program is to determine the extent of additional mineable coal reserves. Successful results of the program would assist the Company in its consideration of further expansions to the Willow Creek assets. The current reserves and resources identified by previous owners are identified in the table below.

SUMMARY OF SURFACE RESERVES AND RESOURCES

Area	Category	Tonnes (Millions)	Strip Ratio (BCM(1):t onne coal)

Willow Creek (North and Central only)	Measured and Indicated(2)	15.2	3.6:1

Pine Pass	Measured and Indicated(3)	9.5	10.15:1

Crassier Creek	Resource(4)	57.3	7.2:1

Fisher Creek	Resource(4))	21.3	7.6:1

(1) BCM is bank cubic metre of waste rock.

(2)	Feasibility Report by Norwest Corporation, September, 2002, as per requirements of National Instrument 43-101.

(3)	Technical Report, Pine Pass Block, Norwest Corporation, November, 2003, as per requirements of National Instrument 43-101.

(4)	These historical resources calculations were prepared by Gulf Canada from work in the 1980s and do not conform to National Instrument 43-101 and are available through the British Columbia Ministry of Energy and Mines.

This news release contains certain “forward looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors affecting the Company’s operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include the Company’s dependence on the steel industry, volatility in coal prices, accidents and other risks associated with mining operations, the Company’s need for and availability of additional financing, the restrictions imposed under the Company’s existing debt arrangements and its debt service requirements and the other risk factors discussed in greater detail in the Company’s various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company’s Form 20-F dated September 30, 2004.

PINE VALLEY MINING CORPORATION
“Graham Mackenzie”
Graham Mackenzie
President and Chief Executive Officer

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Contacts:
Sam Yik Vice President Corporate Development and Commercial Operations (604) 682-4678 Vancouver, British Columbia, Canada syik@pinevalleycoal.com	Martin Rip Vice President Finance and CFO (604) 682-4678 Vancouver, British Columbia, Canada mrip@pinevalleycoal.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.